UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2003

                        Commission File Number: 000-30895


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [X]            Form 40-F   [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes    [_]           No    [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On June 3, 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued a press release in which it announced a restructuring plan and revised its financial outlook for the third quarter ended May 31, 2003.

This report on Form 6-K sets forth the press release relating to EXFO's announcement and a material change report relating to EXFO's full description of the material change. This press release and material change report are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                         By:  /s/ Germain Lamonde
                                             -----------------------------------
                                             Name:  Germain Lamonde
                                             Title: President and Chief
                                                    Executive Officer



Date:  June 6, 2003

                             MATERIAL CHANGE REPORT


                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:  REPORTING ISSUER

         EXFO Electro-Optical Engineering Inc. ("EXFO")

         The principal office of EXFO is located at: 465 Godin Avenue, Vanier, Quebec, G1M 3G7.


ITEM 2:  DATE OF MATERIAL CHANGE

         June 3, 2003.


ITEM 3:  PRESS RELEASE

         A press release was issued by EXFO on June 3, 2003, in Vanier, Quebec over CCN Matthews news wire. A copy of the press release is annexed hereto and forms an integral part hereof.


ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On June 3, 2003 EXFO announced a restructuring plan and revised guidance for its expected financial performance for the third quarter of fiscal 2002-2003.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         On June 3, 2003, EXFO issued a press release announcing a restructuring plan and revised guidance for its expected financial performance for the third quarter of fiscal 2002-2003.

         EXFO stated that in order to adjust its cost structure to current market realities, it is reducing its workforce by 30%, rationalizing its business activities, and consolidating some of its manufacturing operations. EXFO expects that these cost-reduction initiatives will provide approximately US$10 million in annualized pre-tax savings and lower its pro forma break-even level (excluding the after-tax effect of amortization of intangible assets, restructuring charges and other related charges) to approximately US$18 million in quarterly sales. These measures will incur charges of about US$4.8 million, of which US$350,000 will be recorded in the third quarter of fiscal 2002-2003 and the remainder mostly in the fourth quarter.

         In addition, EXFO indicated that its results for the third quarter of 2002-2003 are anticipated to be below its previously stated expectations. EXFO now expects sales of approximately US$15 million for the third quarter ended May 31, 2003 compared to previously announced guidance of US$16 to US$19 million. EXFO further indicated that pro forma net loss (net loss excluding the after-tax effect of amortization of intangible assets, restructuring charges and other related charges) is expected to be in the range of $0.06 to $0.07 per share. Previous guidance was between a pro forma net loss of $0.02 and $0.05 per share.

         EXFO also indicated that it is reviewing the carrying value of its assets including future income tax assets, goodwill, intangible assets and inventories. EXFO will report complete third-quarter results for fiscal 2002-2003 on June 26, 2003.


ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.


ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         For further information, please contact Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Kimberley A. Okell, Legal Counsel and Corporate Secretary at 418-683-0211.


ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.



DATED this 6th day of June, 2003.


/Signed/ Kimberley A. Okell
-------------------------------------
Kimberley A. Okell
Legal Counsel and Corporate Secretary

[GRAPHIC OMITTED]                                                Embargo: 4 p.m.
[LOGO - EXFO]


EXFO ANNOUNCES RESTRUCTURING PLAN


QUEBEC CITY, CANADA, June 3, 2003--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today a restructuring plan that will provide approximately US$10 million in annualized pre-tax savings.

In order to adjust its cost structure to current market realities, EXFO is reducing its workforce by 30%, rationalizing its business activities, and consolidating some of its manufacturing operations. These cost-reduction initiatives are expected to lower the company's pro forma break-even level (excluding the after-tax effect of amortization of intangible assets, restructuring charges and other related charges) to approximately US$18 million in quarterly sales.

Conversely, these measures will incur charges of approximately US$4.8 million, of which US$350,000 will be recorded in the third quarter of fiscal 2003 and the remainder mostly in the fourth quarter.

"EXFO has developed a strong market presence with network service providers around the world for almost 18 years and has extended this leadership into protocol-layer testing," said Germain Lamonde, Chairman, President and CEO of EXFO. "However, continued depressed spending levels in the telecommunications industry, geo-political and economic uncertainty, and the impact of SARS lead us to adjust our cost structure in order to accelerate our return to profitability."

EXFO also revised its financial outlook for the third quarter of fiscal 2003. The company now anticipates sales of approximately US$15 million for the third quarter ended May 31, 2003 compared to previously announced guidance of US$16 to US$19 million.

Pro forma net loss* is now expected to be between $0.06 and $0.07 per share, excluding the potential impact on earnings following a review of the carrying value of the company's assets. Prior guidance called for a pro forma net loss of US$0.02 to US$0.05 per share.

As stated above, EXFO is reviewing the carrying value of its assets including future income tax assets, goodwill, intangible assets and inventories. Any adjustment, which would be recorded in the third quarter, will affect earnings.

The company will report third-quarter results for fiscal 2003 on June 26, 2003.




*Net loss excluding the after-tax effect of amortization of intangible assets, restructuring charges and other related charges.

CONFERENCE CALL

EXFO will host a conference call today at 5 p.m. (EDT) to discuss its revised outlook for the third quarter of fiscal 2003. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9743.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available between 7 a.m. and 11 p.m. until June 10, 2003. The replay number is 1-416-252-1143. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO develops products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for transmission system and optical component vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including global economic, competitive and market uncertainty and our ability to execute successfully in these uncertain conditions; capital spending levels in the telecommunications sector; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; and successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


FOR MORE INFORMATION:
Vance Oliver
Investor Relations
(418) 683-0211
vance.oliver@exfo.com
---------------------